

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 16, 2010

VIA U.S. Mail and Facsimile +86-755-8347-5180

Aijun Liu
Chief Financial Officer
Room 405, Tower C, Huahan Building,
16 Langshan Road, North High-Tech Industrial Park,
Nanshan District,
Shenzhen, China, 518057

> **Re:** **China Ritar Power Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-25901**

Dear Mr. Liu:

We have reviewed your response dated February 4, 2010 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Aijun Liu
China Ritar Power Corp.
February 16, 2010
Page 2

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Financial Statements

Note 6. Inventory, page F-15

1. We reference your response to prior comment 5. We see that your proposed disclosure still presents an allowance for inventory impairment as a deduction from the cost of gross total inventories. Since inventory impairment charges establish a new cost basis for the impaired inventory, the "allowance" should be allocated to and recorded net within the individual components of inventory and treated as a permanent write-down of the inventory balance. In that regard, please confirm that in future filings you will reflect the impairment as a write-down of each of the inventory components. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB.

Item 15. Exhibits, Financial Statement Schedules, page 44

2. Your response to prior comment 6 states that you have filed the requested amendment to your annual report on Form 10-K for the fiscal-year ended December 31, 2008. However, it appears no such amendment has been filed. Therefore, we reissue prior comment 6.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Peggy Fisher, Assistant Director, at (202) 551-3800 if you have any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief